FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Emphasizes Strategy for Delivering Sustainable Growth Over Next Decade at the 40th Annual J.P. Morgan Healthcare Conference

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 11, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Emphasizes Strategy for Delivering Sustainable Growth Over Next Decade at the
40th Annual J.P. Morgan Healthcare Conference
•On Track for Continued Topline Growth With Potential to Deliver Incremental Revenue by FY20251 Driven by its 14 Global Brands
•Highly Diversified Pipeline of Approximately 40 Potential Therapies Expected to Drive Growth Beyond FY2025
•Delivering on Financial Commitments, Including Strong Underlying Core Operating Profit Margin, Strong Cash Flow and Deleveraging

OSAKA, Japan and CAMBRIDGE, Massachusetts, January 10, 2022 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today confirmed the company is positioned for growth in the mid- and long-term with the potential to deliver incremental revenue growth and additional upside potential through FY2030. Presenting at the 40th Annual J.P. Morgan Healthcare Conference, Christophe Weber, Takeda’s President and Chief Executive Officer, reinforced the mid-term revenue growth potential of its 14 global brands. In addition to recent FDA approvals, Takeda’s strong pipeline of approximately 40 diverse, clinical-stage assets will provide the potential for a significant number of regulatory approvals over the next several years, further supporting its long-term topline growth outlook. As part of Takeda’s approach to building a robust pipeline, the company also announced today its plans to exercise its option to acquire Adaptate Biotherapeutics after a successful multi-year R&D partnership. This will add a novel antibody-based γδ T-cell engager platform, including pre-clinical candidate and discovery pipeline programs, to Takeda’s immuno-oncology portfolio further demonstrating its commitment to delivering life-transforming medicines to patients.

“Over the past decade, we have reinvented ourselves into a top-tier global company positioned for strong growth through innovation. With our global scale, exciting pipeline and a robust portfolio of brands, together with our investments in data and digital, we aim to revolutionize how we treat disease and improve patients’ experiences,” said Christophe Weber, president and chief executive officer, Takeda. “Our growth strategy is clear, and I am confident in our ability to continue delivering on our ambitious vision with several molecules that have significant sales potential in our pipeline and as demonstrated by our two recent FDA approvals of pipeline assets and their launches late last year.”

Mid-Term Growth Expected to be Driven by 14 Global Brands
Takeda’s strong commercial execution materializes in the growth of its 14 global brands, which are on track to meet its underlying revenue growth forecast of +14-16% for FY2021 and are expected to continue to help to drive topline acceleration, competitive margins and strong cash flow in the medium term. The company is confident that these global brands, alongside new product launches such as EXKIVITY™ (mobocertinib) and LIVTENCITY™ (maribavir), will contribute to forecasted total company incremental revenue growth of approximately JPY 500 billion ($4.5 billion) by FY20251. Incremental revenue is expected to result from continued market penetration, a growing market size in launched countries, and new indications and geographic expansion, including in Japan and emerging markets, such as China. The company also reviewed assumptions for Entyvio® (vedolizumab) biosimilars, and is no longer expecting entry of biosimilars when data exclusivity expires.

Pipeline Poised to Deliver Sustained Value
Takeda’s R&D engine has approximately 40 clinical-stage potential therapies in oncology, rare genetics and hematology, neuroscience, gastroenterology, plasma-derived therapies and vaccines, and this diverse pipeline is projected to ensure long-term growth beyond FY2025. Assets expected to be in pivotal trials by the end of FY2022 have more than JPY 1 trillion (~$10B) in non-PTRS adjusted, approximately JPY 500 billion (~$5B) in PTRS adjusted, aggregate peak sales potential2,3. This includes TAK-003, a potential vaccine to treat dengue fever, a global public health threat; TAK-755, the first and only, potentially transformative, targeted ADAMTS13 replacement therapy for thrombotic thrombocytopenic
1 Baseline for incremental revenue growth is FY2020 reported revenue, adjusted for divested assets. All revenue numbers are adjusted for development and regulatory risk. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.
2 Not adjusted for Probability of Technical and Regulatory Success (PTRS) and is not a “forecast” or “target” figure. PTRS applies to the probability that a given clinical trial/study will be successful based on pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.
3Includes revenue from additional indications which are pre-Proof of concept. Includes potential revenue from regions for which Takeda has yet to execute option agreements for commercialization rights.

purpura (TTP), a rare and life-threatening clotting disorder; and soticlestat, for the treatment of developmental and epileptic encephalophathies. In addition, five high-potential therapies in earlier stage development, including multiple cell and gene therapies, are expected to have pivotal readouts in the next few years, several of which have significant peak sales potential.
Strong Execution Delivering Value
Throughout its global transformation, Takeda has delivered on its financial commitments. This includes toplineacceleration driven by its 14 global brands, which delivered revenue of JPY 1.2 trillion ($11 billion) in FY2020 and are on track to meet Takeda’s underlying revenue growth forecast of +14-16% in FY2021, representing approximately 45% of total core revenue. In addition, Takeda continues to deliver a strong underlying core operating profit margin and free cash flow and is on track towards its deleveraging target of low twos net debt to adjusted EBITDA by FY2023. The company also recently announced its plans to buy back shares, underscoring confidence in its business strategy and commitment to delivering value to shareholders.

Slides from the J.P. Morgan Healthcare Conference presentation and a link to the audio webcast can be accessed on Takeda’s website at: https://www.takeda.com/investors/ir-events/.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media
Ryoko Matsumoto
ryoko.matsumoto@takeda.com
+81 (0) 3-3278-3414

U.S. and International Media
Christina Beckerman
christina.beckerman@takeda.com
+1 908-581-4133

Investor Relations:
Christopher O’Reilly
christopher.oreilly@takeda.com
+81 (0) 3-3278-2543

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Financial Information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Convenience translations of JPY figures into USD are included for reference and have been calculated at a rate of JPY/USD of 110.6.

Certain Non-IFRS Financial Measures
This press release and materials distributed in connection with this press release include certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/financial-results/

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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